EXHIBIT 99.1

Medicenna Announces Issuance of U.S. Patent Providing Added Intellectual Property Protection for its MDNA11 Program

Patent covers the use of IL-2 Superkines such as MDNA11 to treat a wide range of specified cancer types

TORONTO and HOUSTON, Sept. 20, 2021 (GLOBE NEWSWIRE) -- Medicenna Therapeutics Corp. (“Medicenna” or the “Company”) (NASDAQ: MDNA TSX: MDNA), a clinical stage immuno-oncology company, today announced that the US Patent and Trademark Office (USPTO) has issued U.S. Patent No. 11,117,943, titled “Superagonists and Antagonists of Interleukin-2.” The patent provides intellectual property (IP) protection for methods of treating a wide range of cancers specified in the claims with interleukin-2 (IL-2) variants such as MDNA11, which is Medicenna’s selective, long-acting and novel IL-2 super-agonist. The patent’s term extends into at least 2032, without accounting for any potential extensions.

“This patent adds to our robust IP portfolio around MDNA11 and other IL-2 Superkines, which is a core component of our value creation strategy,” said Fahar Merchant, PhD, President and CEO of Medicenna. “The granted claims specifically focus on our platform based on enhanced affinity for the IL-2 receptor beta, which is a key point of differentiation between MDNA11 and competing ‘pegylated not-alpha’ IL-2 agents currently in the clinic. We are pleased to see this new patent granted and look forward to the progression of our recently initiated Phase 1/2 ABILITY Study of MDNA11, which treated its first patient last week.”

Medicenna holds an exclusive world-wide license to U.S. Patent No. 11,117,943, through its previously announced agreement with Stanford University, along with additional issued and filed patents in US, Europe, Japan, China, Canada and India which provide foundational composition-type protection for its IL-2 Superkine platform, including MDNA11.

About Medicenna
Medicenna is a clinical stage immunotherapy company focused on the development of novel, highly selective versions of IL-2, IL-4 and IL-13 Superkines and first in class Empowered Superkines. Medicenna's long-acting IL-2 Superkine, MDNA11, is a next-generation IL-2 with superior CD122 binding without CD25 affinity thereby preferentially stimulating cancer killing effector T cells and NK cells. Medicenna’s early-stage BiSKITs™ program, (Bifunctional SuperKine ImmunoTherapies) is designed to enhance the ability of Superkines to treat immunologically “cold” tumors. Medicenna's IL-4 Empowered Superkine, MDNA55, has been studied in 5 clinical trials including a Phase 2b trial for recurrent GBM, the most common and uniformly fatal form of brain cancer. MDNA55 has obtained Fast-Track and Orphan Drug status from the FDA and FDA/EMA, respectively.

Forward-Looking Statement
This news release contains forward-looking statements within the meaning of applicable securities laws and relate to the future operations of the Company and other statements that are not historical facts including statements related to intellectual property protection, the potential value created to shareholders as a result of the patent and around the Company’s IP portfolio generally, the clinical potential of MDNA11, value creation and the Company’s general growth opportunities and potential. Forward-looking statements are often identified by terms such as "will", "may", "should", "anticipate", "expects", "believes", "seeks" and similar expressions. All statements other than statements of historical fact, included in this release, including the future plans and objectives of the Company, are forward-looking statements that are subject to risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the risks detailed in the annual information form and Form 40-F of the Company and in other filings made by the Company with the applicable securities regulators from time to time in Canada and the United States.

The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Except as required by law, we do not intend and do not assume any obligation to update or revise publicly any of the included forward-looking statements.

Further Information
For further information about the Company please contact:
Elizabeth Williams, Chief Financial Officer, 416-648-5555, ewilliams@medicenna.com

Investor Contact
For more investor information, please contact:
Dan Ferry, Managing Director, LifeSci Advisors, 617-430-7576, daniel@lifesciadvisors.com